0-16174

P.E 5.1.02

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of . . . . . . May 2002

........Teva Pharmaceutical Industries Limited..........
(Translation of registrant's name into English)

.............5 Basel Street, P.O. Box 3190..............
...............Petach Tikva 49131, Israel...............
(Address of principal executive offices)

Teva Pharmaceutical Industries Ltd. Web Site www.tevapharm.com

Contact: Dan Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Ltd.
(011) 972-2-589-2840

Bill Fletcher
President and CEO
Teva Pharmaceuticals North America
(215) 591-8800

Dorit Meltzer
Director, Investor Relations
Teva Pharmaceutical Industries Ltd.
(011) 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA ANNOUNCES FDA APPROVAL OF TORSEMIDE TABLETS

Will Have 180 Days Of Marketing Exclusivity

Jerusalem, Israel, May 15, 2002 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U. S. Food and Drug Administration has issued final approval for the company's ANDA for Torsemide Tablets, 5 mg, 10 mg, 20 mg and 100 mg. This is the first approval granted by the FDA for Torsemide, and Teva will have 180 days of marketing exclusivity as the first company to file an ANDA containing a paragraph IV certification for this product. Shipments are expected to begin next month.

Torsemide Tablets are the AB-rated generic equivalent of Roche's Demadex® Tablets for the treatment of hypertension and edema. The brand product had 2001 annual sales of approximately $90 million.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 35 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Over 80% of Teva's sales are in North America and Europe. The company develops, manufactures and markets generic and branded human pharmaceuticals and active pharmaceutical ingredients.